SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

(Mark One)

(X)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1994

OR

( )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number 33-19425

A.     Full title of Plan:     FLEET FINANCIAL GROUP, INC.
                               SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Fleet Financial Group, Inc.
                               50 Kennedy Plaza
                               Providence, Rhode Island 02903

Financial Statements of the Plan.

     Report of Independent Auditors.

     1.     Statements of Net Assets Available for Benefits.
     2.     Statements of Changes in Net Assets Availble for Benefits.
     3.     Notes to Financial Statements.
     4.     Supplemental Schedules.

            Exhibit 1 - Schedule of Assets Held for Investment Purposes
            Exhibit 2 - Schedule of Reportable Transactions


Exhibit.

     Consent of Ernst & Young LLP to the incorporation by reference in the Registration Statement (Form S-8, No. 33-19425) pertaining to the plan of their report dated June 2, 1995, with respect to the plan financial statements for the year ending December 31, 1994.


Financial Statements
and Supplemental Schedules
Fleet Financial Group, Inc. Savings Plan
Years ended December 31, 1994 and 1993


Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information

Statements of Changes in Net Assets Available for Benefits, With Fund
Information

Notes to Financial Statements

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

Schedule of Reportable Transactions


Report of Independent Auditors

To the Retirement Committee
of Fleet Financial Group, Inc.
Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fleet Financial Group, Inc. Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


ERNST & YOUNG LLP

June 2, 1995
Providence, Rhode Island


Fleet Financial Group, Inc. Savings Plan
Statements of Net Assets Available for Benefits, With Fund Information
December 31, 1994
                                                                                            Galaxy High-
                                        Galaxy Equity      Fixed Rate      Fleet Common        Quality
                                         Growth Fund          Fund          Stock Fund        Bond Fund
                                         ------------     ------------     ------------      -----------
Assets
Investments, at fair value
(Notes 11 and 13):
Common stock                                       $0               $0     $135,095,354               $0
Government and agency obligations                   0        7,873,580                0                0
Mutual/commingled funds                    51,087,568       34,452,933                0       14,494,470
Short-term investments                              0        2,377,056        4,468,943                0
Participant notes receivable                        0                0                0                0
                                         ------------     ------------     ------------      -----------
                                           51,087,568       44,703,569      139,564,297       14,494,470
Guaranteed investment contracts,
at contract value                                   0      188,326,322                0                0
                                         ------------     ------------     ------------      -----------
Total investments                          51,087,568      233,029,891      139,564,297       14,494,470

Receivables:
Dividends and interest receivable                   0        1,438,025        1,691,487           78,022
Interfund receivable (payable)               (13,090)         (30,433)           39,391          (1,625)
                                         ------------     ------------     ------------      -----------
Total receivables                            (13,090)        1,407,592        1,730,878           76,397

Cash                                          419,780          924,939          623,065          145,623
                                         ------------     ------------     ------------      -----------
Total assets                               51,494,258      235,362,422      141,918,240       14,716,490

Liabilities
Forfeitures payable                                 0           18,227           20,289            3,053
                                         ------------     ------------     ------------      -----------
Net assets available for benefits         $51,494,258     $235,344,195     $141,897,951      $14,713,437
                                         ============     ============     ============      ===========

See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Net Assets Available for Benefits, With Fund Information
December 31, 1994
(continued)

                                         Galaxy Asset     Galaxy Small        Galaxy
                                         Allocation         Company       International    Galaxy Equity
                                            Fund          Equity Fund      Equity Fund         Fund
                                         ------------     ------------     ------------      -----------
Assets
Investments, at fair value
(Notes 11 and 13):
Common stock                                       $0               $0               $0               $0
Government and agency obligations                   0                0                0                0
Mutual/commingled funds                    17,060,592        3,990,214        5,341,856        2,209,743
Short-term investments                              0                0                0                0
Participant notes receivable                        0                0                0                0
                                         ------------     ------------     ------------      -----------
                                           17,060,592        3,990,214        5,341,856        2,209,743
Guaranteed investment contracts,
at contract value                                   0                0                0                0
                                         ------------     ------------     ------------      -----------
Total investments                          17,060,592        3,990,214        5,341,856        2,209,743

Receivables:
Dividends and interest receivable                   0                0                0                0
Interfund receivable (payable)                (2,194)              559            7,392                0
                                         ------------     ------------     ------------      -----------
Total receivables                             (2,194)              559            7,392                0

Cash                                          194,838           54,842           77,909           38,481
                                         ------------     ------------     ------------      -----------
Total assets                               17,253,236        4,045,615        5,427,157        2,248,224

Liabilities
Forfeitures payable                             5,436            1,680            3,125              715
                                         ------------     ------------     ------------      -----------
Net assets available for benefits         $17,247,800       $4,043,935       $5,424,032       $2,247,509
                                         ============     ============     ============      ===========

See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Net Assets Available for Benefits, With Fund Information
December 31, 1994
(continued)

                                            Loan
                                            Fund             Total
                                         ------------     ------------
Assets
Investments, at fair value
(Notes 11 and 13):
Common stock                                       $0     $135,095,354
Government and agency obligations                   0        7,873,580
Mutual/commingled funds                             0      128,637,376
Short-term investments                              0        6,845,999
Participant notes receivable               16,327,542       16,327,542
                                         ------------     ------------
                                           16,327,542      294,779,851
Guaranteed investment contracts,
at contract value                                   0      188,326,322
                                         ------------     ------------
Total investments                          16,327,542      483,106,173

Receivables:
Dividends and interest receivable                   0        3,207,534
Interfund receivable (payable)                      0                0
                                         ------------     ------------
Total receivables                                   0        3,207,534

Cash                                                0        2,479,477
                                         ------------     ------------
Total assets                               16,327,542      488,793,184

Liabilities
Forfeitures payable                                 0           52,525
                                         ------------     ------------
Net assets available for benefits         $16,327,542     $488,740,659
                                         ============     ============

See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Net Assets Available for Benefits, With Fund Information
December 31, 1993

                                                                                             Galaxy High-
                                         Galaxy Equity     Fixed Rate      Fleet Common        Quality
                                          Growth Fund         Fund          Stock Fund        Bond Fund
                                         ------------     ------------     ------------      -----------
Assets
Investments, at fair value
(Notes 11 and 13):
Common stock                                       $0               $0     $123,711,931               $0
Government and agency obligations                   0       48,898,662                0                0
Mutual/commingled funds                    52,935,447       33,430,253                0       19,498,768
Short-term investments                              0                0        3,960,109                0
Participant notes receivable                        0                0                0                0
                                         ------------     ------------     ------------      -----------
                                           52,935,447       82,328,915      127,672,040       19,498,768
Guaranteed investment contracts,
at contract value                                   0      148,969,503                0                0
                                         ------------     ------------     ------------      -----------
Total investments                          52,935,447      231,298,418      127,672,040       19,498,768

Receivables:
Dividends and interest receivable                   0        1,155,070        1,123,411           88,451
Interfund receivable (payable)               (69,502)          268,397         (35,014)         (84,764)
                                         ------------     ------------     ------------      -----------
Total receivables                            (69,502)        1,423,467        1,088,397            3,687

Cash                                          374,263        5,676,352          468,625          156,031
                                         ------------     ------------     ------------      -----------
Total assets                               53,240,208      238,398,237      129,229,062       19,658,486

Liabilities
Forfeitures payable                             9,401           18,741           14,592            4,208
                                         ------------     ------------     ------------      -----------
Net assets available for benefits         $53,230,807     $238,379,496     $129,214,470      $19,654,278
                                         ============     ============     ============      ===========

See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Net Assets Available for Benefits, With Fund Information
December 31, 1993
(continued)

                                          Galaxy Asset
                                           Allocation          Loan
                                              Fund             Fund            Total
                                         ------------     ------------     ------------
Assets
Investments, at fair value
(Notes 11 and 13):
Common stock                                       $0               $0     $123,711,931
Government and agency obligations                   0                0       48,898,662
Mutual/commingled funds                    17,208,841                0      123,073,309
Short-term investments                              0                0        3,960,109
Participant notes receivable                        0       15,467,011       15,467,011
                                         ------------     ------------     ------------
                                           17,208,841       15,467,011      315,111,022
Guaranteed investment contracts,
at contract value                                   0                0      148,969,503
                                         ------------     ------------     ------------
Total investments                          17,208,841       15,467,011      464,080,525

Receivables:
Dividends and interest receivable              40,674                0        2,407,606
Interfund receivable (payable)               (79,117)                0                0
                                         ------------     ------------     ------------
Total receivables                            (38,443)                0        2,407,606

Cash                                          197,346                0        6,872,617
                                         ------------     ------------     ------------
Total assets                               17,367,744       15,467,011      473,360,748

Liabilities
Forfeitures payable                             2,156                0           49,098
                                         ------------     ------------     ------------
Net assets available for benefits         $17,365,588      $15,467,011     $473,311,650
                                         ============     ============     ============

See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits, With Fund Information
Year ended December 31, 1994

                                                                                            Galaxy High-
                                         Galaxy Equity     Fixed Rate      Fleet Common        Quality
                                          Growth Fund         Fund          Stock Fund        Bond Fund
                                         ------------     ------------     ------------      -----------

Additions to net assets attributed to:
Investment income:
Dividends                                  $1,298,923               $0       $5,426,194       $1,045,445
Interest                                            5       14,982,334          156,214                0
Net realized and unrealized
appreciation(depreciation)in
investments                                 (931,110)      (4,505,527)      (3,608,649)      (2,215,619)
Less: Investment expenses                           0        (246,012)        (148,230)                0
                                         ------------     ------------     ------------      -----------
                                              367,818       10,230,795        1,825,529      (1,170,174)
Addition of assets of new employees
rolling over non-Company plans                374,990        1,049,013          335,032          205,947

Interest on participant loans                 142,453          512,828          276,084           61,857
Other income                                   19,646           63,280           14,908            2,623

Contributions:
Participating employees' voluntary
contributions                               5,696,936       13,968,383        8,573,149        2,252,342
Employer contributions                      3,297,367        8,486,767        4,999,172        1,339,001
                                         ------------     ------------     ------------      -----------
                                            8,994,303       22,455,150       13,572,321        3,591,343
                                         ------------     ------------     ------------      -----------
Total additions                             9,899,210       34,311,066       16,023,874        2,691,596

Deductions from net assets attributed
 to:
Participants' withdrawals                 (5,331,136)     (30,846,501)     (14,054,149)      (2,183,434)
                                         ------------     ------------     ------------      -----------
Net increase prior to transfers from
other plans and between funds               4,568,074        3,464,565        1,969,725          508,162

Transfers from other plans
(Note 10)                                           0                0                0                0
Transfers between funds at
participant's election, net               (6,304,623)      (6,499,866)       10,713,756      (5,449,003)
                                         ------------     ------------     ------------      -----------
Net transfers                             (6,304,623)      (6,499,866)       10,713,756      (5,449,003)
                                         ------------     ------------     ------------      -----------
Net increase                              (1,736,549)      (3,035,301)       12,683,481      (4,940,841)

Net assets available for benefits at
beginning of year                          53,230,807      238,379,496      129,214,470       19,654,278
                                         ------------     ------------     ------------      -----------
Net assets available for benefits at
end of year                               $51,494,258     $235,344,195     $141,897,951      $14,713,437
                                         ============     ============     ============      ===========

See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits, With Fund Information
Year ended December 31, 1994
(continued)

                                         Galaxy Asset     Galaxy Small        Galaxy           Galaxy
                                          Allocation         Company       International    Equity Value
                                             Fund          Equity Fund      Equity Fund         Fund
                                         ------------     ------------     ------------      -----------

Additions to net assets attributed to:
Investment income:
Dividends                                    $446,504          $61,891          $86,979         $226,242
Interest                                            0                0                0                0
Net realized and unrealized
appreciation (depreciation) in
investments                                 (911,769)         (95,097)        (392,766)        (181,651)
Less: Investment expenses                           0                0                0                0
                                         ------------     ------------     ------------      -----------
                                            (465,265)         (33,206)        (305,787)           44,591
Addition of assets of new employees
rolling over non-Company plans                203,991          105,842          111,179          129,557

Interest on participant loans                  66,632           15,576           19,117            6,000
Other income                                   11,211           39,385           14,860              115

Contributions:
Participating employees' voluntary
contributions                               2,975,125          691,427          976,377          341,215
Employer contributions                      1,738,159          370,085          514,261          189,868
                                         ------------     ------------     ------------      -----------
                                            4,713,284        1,061,512        1,490,638          531,083
                                         ------------     ------------     ------------      -----------
Total additions                             4,529,853        1,189,109        1,330,007          711,346

Deductions from net assets attributed
 to:
Participants' withdrawals                 (2,130,647)        (236,124)        (475,061)                0
                                         ------------     ------------     ------------      -----------
Net increase prior to transfers from
other plans and between funds               2,399,206          952,985          854,946          711,346

Transfers from other plans
(Note 10)                                           0                0                0                0
Transfers between funds at
participant's election, net               (2,516,994)        3,090,950        4,569,086        1,536,163
                                         ------------     ------------     ------------      -----------
Net transfers                             (2,516,994)        3,090,950        4,569,086        1,536,163
                                         ------------     ------------     ------------      -----------
Net increase                                (117,788)        4,043,935        5,424,032        2,247,509

Net assets available for benefits at
beginning of year                          17,365,588                0                0                0
                                         ------------     ------------     ------------      -----------
Net assets available for benefits at
end of year                               $17,247,800       $4,043,935       $5,424,032       $2,247,509
                                         ============     ============     ============      ===========

See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits, With Fund Information
Year ended December 31, 1994
(continued)

                                             Loan
                                             Fund             Total
                                         ------------     ------------

Additions to net assets attributed to:
Investment income:
Dividends                                          $0       $8,592,178
Interest                                            0       15,138,553
Net realized and unrealized
appreciation (depreciation) in
investments                                         0     (12,842,188)
Less: Investment expenses                           0        (394,242)
                                         ------------     ------------
                                                    0       10,494,301
Addition of assets of new employees
rolling over non-Company plans                      0        2,515,551

Interest on participant loans                       0        1,100,547
Other income                                        0          166,028

Contributions:
Participating employees' voluntary
contributions                                       0       35,474,954
Employer contributions                              0       20,934,680
                                         ------------     ------------
                                                    0       56,409,634
                                         ------------     ------------
Total additions                                     0       70,686,061

Deductions from net assets attributed
 to:
Participants' withdrawals                           0     (55,257,052)
                                         ------------     ------------
Net increase prior to transfers from
other plans and between funds                       0       15,429,009

Transfers from other plans
(Note 10)                                           0                0
Transfers between funds at
participant's election, net                   860,531                0
                                         ------------     ------------
Net transfers                                 860,531                0
                                         ------------     ------------
Net increase                                  860,531       15,429,009

Net assets available for benefits at
beginning of year                          15,467,011      473,311,650
                                         ------------     ------------
Net assets available for benefits at
end of year                               $16,327,542     $488,740,659
                                         ============     ============
See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits, With Fund Information
Year ended December 31, 1993

                                            Galaxy                             Fleet        Galaxy High-
                                            Equity         Fixed Rate         Common           Quality
                                          Growth Fund         Fund          Stock Fund        Bond Fund
                                         ------------     ------------     ------------      -----------

Additions to net assets attributed to:
Investment income:
Dividends                                  $1,145,836               $0       $3,752,063         $719,241
Interest                                       35,194       10,817,543           51,262          653,640
Net realized and unrealized
appreciation in investments                 1,019,865        2,699,878        3,716,716          530,592
                                         ------------     ------------     ------------      -----------
                                            2,200,895       13,517,421        7,520,041        1,903,473
Addition of assets of new employees
rolling over non-Company plans                963,511        1,323,092          603,953          394,035

Interest on participant loans                 138,349          444,271          237,195           44,925
Other income                                   13,780            6,122            6,820            9,307

Contributions:
Participating employees' voluntary
contributions                               6,496,039       15,260,781        5,762,097        2,418,274
Employer contributions                      2,637,428        5,973,544        4,120,600        1,004,008
                                         ------------     ------------     ------------      -----------
                                            9,133,467       21,234,325        9,882,697        3,422,282
                                         ------------     ------------     ------------      -----------
Total additions                            12,450,002       36,525,231       18,250,706        5,774,022

Deductions from net assets attributed
 to:
Participants' withdrawals                 (3,442,094)     (17,931,222)      (8,636,871)      (1,053,882)
                                         ------------     ------------     ------------      -----------
Net increase prior to transfers from
other plans and between funds               9,007,908       18,594,009        9,613,835        4,720,140

Transfers from other plans
(Note 10)                                  10,060,047       73,742,959        1,820,483            5,706
Transfers between funds at
participant's election, net               (4,114,647)        (810,996)          676,703        1,284,128
                                         ------------     ------------     ------------      -----------
Net transfers                               5,945,400       72,931,963        2,497,186        1,289,834
                                         ------------     ------------     ------------      -----------
Net increase                               14,953,308       91,525,972       12,111,021        6,009,974

Net assets available for benefits at
beginning of year                          38,277,499      146,853,524      117,103,449       13,644,304
                                         ------------     ------------     ------------      -----------
Net assets available for benefits at
end of year                               $53,230,807     $238,379,496     $129,214,470      $19,654,278
                                         ============     ============     ============      ===========


See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Statements of Changes in Net Assets Available for Benefits, With Fund Information
Year ended December 31, 1993
(continued)

                                         Galaxy Asset
                                          Allocation          Loan
                                             Fund             Fund             Total
                                         ------------     ------------     ------------

Additions to net assets attributed to:
Investment income:
Dividends                                    $321,713               $0       $5,938,853
Interest                                      104,061                0       11,661,700
Net realized and unrealized
appreciation in investments                   497,080                0        8,464,131
                                         ------------     ------------     ------------
                                              922,854                0       26,064,684
Addition of assets of new employees
rolling over non-Company plans                614,817                0        3,899,408

Interest on participant loans                  56,843                0          921,583
Other income                                    3,761                0           39,790

Contributions:
Participating employees' voluntary
contributions                               3,475,104                0       33,412,295
Employer contributions                      1,038,346                0       14,773,926
                                         ------------     ------------     ------------
                                            4,513,450                0       48,186,221
                                         ------------     ------------     ------------
Total additions                             6,111,725                0       79,111,686

Deductions from net assets attributed
 to:
Participants' withdrawals                 (1,056,043)                0     (32,120,112)
                                         ------------     ------------     ------------
Net increase prior to transfers from
other plans and between funds               5,055,682                0       46,991,574

Transfers from other plans
(Note 10)                                       6,779        3,772,057       89,408,031
Transfers between funds at
participant's election, net                   923,722        2,041,090                0
                                         ------------     ------------     ------------
Net transfers                                 930,501        5,813,147       89,408,031
                                         ------------     ------------     ------------
Net increase                                5,986,183        5,813,147      136,399,605

Net assets available for benefits at
beginning of year                          11,379,405        9,653,864      336,912,045
                                         ------------     ------------     ------------
Net assets available for benefits at
end of year                               $17,365,588      $15,467,011     $473,311,650
                                         ============     ============     ============


See accompanying notes.

Fleet Financial Group, Inc. Savings Plan
Notes to Financial Statements
December 31, 1994 and 1993


1.  Description of the Plan

The Fleet Financial Group, Inc. Savings Plan (the Plan) was adopted by Fleet Financial Group, Inc. (the Company), effective January 1, 1989, by amendment to the Norstar Savings Plan (the prior Plan). The Plan was amended to effect a combination of the following benefit plans: the Fleet National Bank Employees' Profit Sharing Plan and Trust, the First Connecticut Bancorp, Inc. Thrift Plan, the Fleet Bank of Maine Profit Sharing Plan for Employees and the Fleet Financial Group, Inc. Thrift Plan and Trust.

The Plan is a trusteed contributory defined contribution plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Fleet Investment Services, a subsidiary of the Company, serves as trustee for the Plan.

The subsidiaries of the Company that are participating employers in the Plan are:

Fleet Bank                          Fleet Credit Corp.
Fleet Bank, N.A.                    Fleet Private Equity
Fleet Bank of Maine                 Fleet Finance, Inc.
Fleet Bank of Massachusetts, N.A.   Fleet Investment Advisors
Fleet Bank - NH                     Fleet Investment Services
Fleet Bank - RI                     Fleet Mortgage Group, Inc.
AFSA Data Corp.                     Fleet Securities, Inc.
Fleet Brokerage Securities          Fleet Services Corp.
Fleet Capital, Inc.                 RECOLL Management Corp.


Investment Valuation

Marketable securities are stated at fair value. Securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked
prices.   Investments in mutual funds are valued at the redemption price established by the trustee of the fund generally based on the fair value of the underlying assets. Short-term investments are valued at cost which approximates fair value.

2.  Summary of Significant Accounting Policies

Guaranteed investment contracts are valued at contract value. Contract value represents the initial investment plus interest at the contract rate, less funds used to pay retirement benefits and administrative expenses. The contracts may be subject to certain penalties, if discontinued prior to its maturity date.

Security Transactions

Securities purchased and sold are recorded on the respective trade dates. Realized profits and losses are computed based on the average cost of securities sold.

Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In the event of withdrawal, participants in the Fleet Common Stock Fund (see Note 3) may receive shares of the common stock of the Company. The realized gain or loss resulting from distributions in kind is based on the difference between the average cost and the value of the stock on the effective date of the distribution.

Expenses

All expenses associated with the administration of the Plan, with the exception of investment management fees for investments other than mutual funds, are paid directly by the Company and accordingly, are not reflected in the accompanying statements. Beginning January 1, 1994 investment management fees for investments other than mutual funds are paid by the respective investment fund.

Reclassification

Certain amounts reported in the 1993 financial statements have been reclassified to conform with the 1994 presentation.

3.  Investment Programs

The Company has a Trust Agreement with Fleet Investment Services as Trustee, providing for the management, investment and reinvestment of Plan assets. The investment provisions by fund, as stated in the Plan agreement are as follows:

The Galaxy Equity Growth Fund holds stock in large high-quality companies.

The Fixed Rate Fund owns interest paying investments issued by banks and insurance companies as well as government and agency obligations.
Investments typically will be limited to issues with maturities of five years or less.

The Fleet Common Stock Fund primarily invests in the common stock of the Company.

The Galaxy High-Quality Bond Fund holds both government and high-quality corporate issues.

The Galaxy Asset Allocation Fund holds equity and fixed income investments.

The Galaxy Small Company Equity Fund holds equity investments in companies with capitalizations of $500 million or less.

The Galaxy International Equity Fund holds equity securities of foreign issuers.

The Galaxy Equity Value Fund holds investments in common and preferred stock and convertible debt securities.

Loan Fund represents segregated accounting for loans made directly by each of the other funds and does not represent a separate investment portfolio (see Note 7).

At the discretion of the Trustee, a portion of the assets of any of the investment funds may be maintained in cash or invested in short-term repurchase agreements and money market securities.

Each participant chooses the fund or funds in which contributions are to be invested. Contributions can be put entirely into one fund or they can be split between two or more funds in ten percent multiples. A participant may change the fund or funds into which current contributions are being invested daily. A participant may convert the amount in any fund into any one or more of the other funds so that after the conversion the participant's total account is invested in one or more of the funds in multiples of ten percent.

Conversions can be made daily, with the exception of the Fleet Common Stock Fund, where conversions are limited to one per calendar month.

4.  Contributions

Each participant may elect to contribute not less than one percent nor more than twelve percent of his/her compensation to the Plan by regular payroll deductions. For purposes of the Plan, compensation is defined as the regular base salary of a participant and does not include bonuses, overtime, incentive compensation and employer contributions under the Plan or any other employee benefit plan. A participant may change his/her rate of contribution quarterly on fifteen days' notice effective on the first day of the following calendar quarter.

The employers contribute an amount equal to seventy-five percent (fifty percent in 1993) of the participants' contributions up to six percent of compensation for employees hired on or before December 31, 1994. Participant contributions in excess of six percent of compensation are not matched by the employer.

An employee is eligible to become a participant following completion of one year of service and 1,000 hours. An employee is credited with a year of service when the employee completes 12 months of employment. Special rules apply for participants transferring in from other plans.

5.  Vesting

The following table sets forth the basic vesting schedule for the Plan, which is subject to the special rules for participants transferred in from other plans:

 Full years of                       Percentage of employer
vesting service                        account vested
- ---------------                     ----------------------

0-2                                                0%
3                                                 50%
4                                                 75%
5 or more                                        100%

A participant becomes fully vested if employment is terminated due to death, long-term disability or retirement.

Forfeitures of account balances which are not vested will be used to decrease future matching contributions by the employer. If a participant terminates employment and receives the vested portion of the employer account immediately following such termination, the nonvested portion is forfeited as of December 31 of the year in which such distribution is received.

A forfeiture of the nonvested portion of a participant's employer account will also occur after six consecutive years of absence. If a participant is rehired prior to such six consecutive years of absence, the forfeited portion of his/her employer account will be restored; provided, however, that if such participant received a distribution of his/her vested account, he/she must repay to the Plan all amounts in his/her company matching account previously distributed to him/her from the Plan.

6.  Plan Earnings

Plan earnings are computed daily for each fund. The earnings are credited to participants' accounts daily based upon the proportion of each participant's weighted average account balance to the total value of the fund. Loan interest is credited to the investment funds of the participant making the payment.

7.  Loans to Participants

Participants may borrow from their account. The minimum amount of any loan is $1,000. The maximum amount of any loan is one-half of the participant's account balance, but no loan may exceed $50,000 reduced by the highest outstanding loan balance of any loan outstanding in the previous twelve months. Applications for such loans must be made to and approved by the Administrative Committee of the Plan (the Committee). Loans are made for a period of 3 to 54 months and bear interest at the rate determined in advance of each calendar quarter by the Committee. Such rate was 8.25% at December 31, 1994, and 6.9% at December 31, 1993.

Each loan is treated as a separate investment of the borrowing participant's account. The cash for the loan is withdrawn from the participant's investment funds pro rata and is transferred to the loan fund. The principal and interest payments made are credited to the participant's investment funds.

The entire balance of each loan becomes due and payable in full at the time of the termination of the participant's participation in the Plan and is deducted from the participant's vested account balance.

8.  Distributions

A participant who retires has the following choices as to the distribution of his or her account:

a)     Lump sum distribution in cash.

b) Lump sum distribution in cash of the amount in all funds plus shares of the Company's common stock, minimum 100 shares, representing his/her account in the Fleet Common
        Stock Fund.

c) Quarterly payments over a period not to exceed fifteen years. Until paid out, the participant's account remains invested in the designated investment funds and continues to be credited with fund earnings and losses. The funds will be liquidated pro rata.

d)     Annual payments over a period not to exceed fifteen years.

Beneficiaries of participants have the same distribution alternatives as a participant does upon retirement. In the event of termination of employment for any other reason, the participant's account will be distributed as of the next valuation date in cash as a lump sum.

A participant may apply for a withdrawal up to his/her total account balance, excluding pre-1988 earnings, in the event of financial hardship. All such withdrawals are subject to the approval of the Committee. Financial hardship is determined by the Committee in accordance with uniform non-discriminatory standards. In addition, a participant may elect to make discretionary withdrawals from the vested portion of his/her account subject to certain limitations. The minimum amount of discretionary withdrawals is $1,000 or the total account balance if less, and can be made once every twelve months.

9.  Federal Income Tax Status

The Internal Revenue Service ruled on March 1, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plans qualified status.

10.  Plan Transfers

There were no transfers to or from other plans during 1994. The following amounts were transferred during 1993:

                                            Fund A           Fund B           Fund C            Fund D
                                         ------------     ------------     ------------        ---------
From:
Fleet Finance                                $737,673       $3,448,300       $1,842,630               $0
Newco Savings Plan                          9,308,062       70,297,285                0                0
AFSA Savings Plan                              14,312           57,403           18,090            5,706
To:
AFSA                                                0         (60,029)         (40,237)                0
                                         ------------     ------------     ------------        ---------
                                          $10,060,047      $73,742,959       $1,820,483           $5,706
                                         ============     ============     ============        =========


                                                              Loan
                                            Fund E            Fund             Total
                                         ------------     ------------     ------------
From:
Fleet Finance                                      $0         $212,409       $6,241,012
Newco Savings Plan                                  0        3,559,648       83,164,995
AFSA Savings Plan                               6,779                0          102,290
To:
AFSA                                                0                0        (100,266)
                                         ------------     ------------     ------------
                                               $6,779       $3,772,057      $89,408,031
                                         ============     ============     ============


11.  Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                                 December 31,
                                            1994             1993
                                         ------------    -------------

Cigna, Guaranteed Investment
Contract, 8.83%, due 12/31/95             $28,486,337      $26,175,078
Fleet Financial Group, Inc. common
stock (4,172,829 and 3,706,725 shares     135,095,354      123,711,931
Galaxy Equity Growth Fund, Class
H, (3,750,923 and 3,816,542 shares)        51,087,568       52,935,447
Galaxy Guaranteed Investment
Contract Pooled Fund (3,343,025 shares)             0       33,430,253
Hartford Life Insurance, Guaranteed
Investment Contract, 7.47%, due 12/31/99   24,722,999                0
New York Life Insurance,
Guaranteed Annuity Contract, 7.43%,
due 9/30/99                                30,857,389                0
Stable Asset Fund (3,445,293 shares)       34,452,933                0


During 1994 and 1993, the Plan's investments, including investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value by $(12,832,759) and $8,464,131, as follows:


                                             1994             1993
                                        -------------    -------------

Fleet Financial Group, Inc. common
stock                                    ($3,608,648)       $3,603,707
Other common stocks                                 0        (672,709)
Preferred stock                                     0          165,830
Mutual funds                              (4,718,584)        1,965,004
Government obligations                    (4,505,527)        3,402,299
Guaranteed investment contracts                     0                0
                                        -------------    -------------
                                        ($12,832,759)       $8,464,131
                                        =============    =============


The market value of Fleet Financial Group, Inc. common stock increased from $32.375 per share at December 31, 1994, to $34.875 per share at June 1, 1995.

Financial instruments that potentially subject the Plan to significant concentrations of credit risk consist principally of guaranteed investment contracts. The Plan places its guaranteed investment contracts with high-quality institutions and, by policy, limits the amount of credit exposure to any one institution. The Plan is exposed to credit loss in the event of nonperformance by the other parties to the guaranteed investment contracts. However, the Plan does not anticipate nonperformance by the other parties. The Plan does not require collateral or other security to support these guaranteed investment contracts.

12.  Right to Terminate

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

13.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                 December 31,
                                            1994              1993
                                         ------------     ------------

Net assets available for benefits
per the financial statements             $488,740,659     $473,311,650
Amounts allocated to withdrawn
participants                              (5,902,582)      (3,487,737)
                                         ------------     ------------
Net assets available for benefits
per the Form 5500                        $482,838,077     $469,823,913
                                         ============     ============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                         Year Ended
                                                         December 31
                                                            1994
                                                        --------------

Benefits paid to participants per the
financial statements                                       $55,257,052
Add:  Amounts allocated to withdrawn
participants at December 31, 1994                            5,902,582
Less:  Amounts allocated to withdrawn
participants at December 31, 1993                          (3,487,737)
                                                        --------------
Benefits paid to participants per the
Form 5500                                                  $57,671,897
                                                        ==============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

14.  Transactions With Parties-In-Interest

                                                             Year ended December 31
                                         ---------------------------------------------------------------

                                                       1994                              1993

                                           Shares or                         Shares or
                                           units of                          units of
                                         participation       Amount        participation       Amount
                                         -------------     -----------     -------------      ----------

Fleet Financial Group, Inc. Common Stock:
Purchases                                     880,077      $30,271,700          106,454       $3,374,970
Sales                                         413,972       15,279,628          190,904        6,461,285
Dividend income                                              5,426,194                         3,754,021
Realized gain on sale of investments                         7,285,908                         3,174,021
Distributions to participants                 211,202        7,797,647          155,002        5,080,588
Realized gain on distribution to participants                3,672,305                         2,274,839
Transfers from other plans, at cost                                              54,138        1,074,109

Fleet Bank Upstate New York Personal
MMDA:
Purchases                                     251,044          251,044       23,215,326       23,215,326
Sales                                         251,044          251,044       26,667,319       26,667,319
Interest income                                                     12                            61,510

Galaxy Equity Growth Fund, Class H:
Purchases                                     816,035       11,227,080        4,144,931       56,014,966
Sales                                         881,654       12,143,693        1,150,983       15,661,280
Dividend income                                              1,298,923                           999,916
Realized gain on sale of investment                            362,537                         1,002,271
Transfer from other plan, at cost                                                54,711          614,186

Galaxy High Quality Bond, Class J:
Purchases                                     495,844        5,019,930        2,007,998       21,984,498
Sales                                         768,618        7,808,609          560,217        6,167,441
Interest and dividend income                                 1,045,445                           767,068
Realized gain (loss) on sale of investment                   (557,724)                           261,149

Stable Asset Fund:
Purchases                                     202,268        2,022,680        1,405,946       14,059,461
Sales                                         100,000        1,000,000
Interest income                                              2,040,187                         1,284,751
Transfer from other plan, at cost                                             1,200,697       12,375,790

Galaxy Treasury Fund, Class F:
Purchases                                                                     2,964,727        2,964,727
Sales                                                                         4,904,302        4,904,302
Interest income                                                                                    7,732


Galaxy Asset Allocation Fund
Purchases                                     566,376        6,093,495        1,752,316       19,138,328
Sales                                         498,781        5,329,975          198,927        2,180,820
Interest and dividend income                                   487,175                           287,341
Realized gain (loss)                                         (100,305)                            21,085

Galaxy Money Market Fund
Purchases                                 165,520,762      165,520,762       52,530,691       52,530,691
Sales                                     162,634,872      162,634,872       48,570,582       48,570,582
Interest income                                                320,116                           117,477

Galaxy Small Company Equity Fund
Purchases                                     425,441        5,227,982
Sales                                          97,568        1,142,671
Realized gain (loss) on sales                                 (66,072)
Interest and dividend income                                    61,891

Galaxy International Equity Fund
Purchases                                     569,404        7,435,662
Sales                                         133,690        1,701,040
Realized gain (loss) on sales                                 (53,985)
Interest and dividend income                                    86,979

Galaxy Equity Value Fund
Purchases                                     213,232        2,742,639
Sales                                          27,070          351,245
Realized gain (loss) on sales                                    1,576
Interest and dividend income                                   226,242

Supplemental Schedules
Fleet Financial Group, Inc.
Savings Plan

Fleet Financial Group, Inc. Savings Plan
Schedule of Assets Held for Investment Purposes
December 31, 1994

                                           Shares or                          Current
Description                               Face Value          Cost             Value
- ---------------------------------------------------------------------------------------

Galaxy Equity Growth Fund
Galaxy Mutual Funds
- -------------------
Galaxy Growth Class H*                      3,750,923       50,282,422       51,087,568

Fixed Rate Fund
Cash Management Assets
- ----------------------
Galaxy Money Market Fund*                   2,377,056        2,377,056        2,377,056

U.S. Government Obligations
- ---------------------------
U.S. Treasury Notes, 5.125%                 7,000,000        6,871,406        6,450,920
U.S. Treasury Notes, 5.625%                 1,500,000        1,473,594        1,422,660
                                                            ----------        ---------
Total U.S. Government Obligations                            8,345,000        7,873,580

Commingled Funds
- ----------------
Stable Asset Fund*                          3,445,293       34,452,933       34,452,933

Guaranteed Investment Contracts
- -------------------------------
AIG GIC #865, 9.05%, 12/31/95               4,038,918        4,038,918        4,038,918
CIGNA, FMIC #22028, 3.65%, 12/31/95        16,613,031       16,613,031       16,613,031
CIGNA GIC, 8.83%, 12/31/95                 28,486,337       28,486,337       28,486,337
John Hancock #7482, 7.38%, 9/30/99         10,288,910       10,288,910       10,288,910
John Hancock #7621, 7.88%, 11/30/98        10,047,910       10,047,910       10,047,910
Lehman Govt. Sec. GIC, 7.085%,
9/2/98                                     15,262,735       15,262,735       15,262,735
New York Life #GA-30007, 7.43%,
9/30/99                                    30,857,389       30,857,389       30,857,389
New York Life #GA-30007-002, 7.07%,
9/1/98                                     10,164,841       10,164,841       10,164,841
Hartford Life Ins. GIC, 7.47%,
12/31/99                                   24,722,999       24,722,999       24,722,999
Provident National, 8.9%, 12/31/94         20,438,444       20,438,444       20,438,444
Prudent Life GIC, 7.19%, 12/31/97          17,404,809       17,404,808       17,404,808
                                                           -----------      -----------
Total Notes and Annuities                                  188,326,322      188,326,322
                                                           -----------      -----------
Total Fixed Rate Fund                                      233,501,311      233,029,891

Fleet Common Stock Fund
Cash Management Assets
- ----------------------
Galaxy Money Market Fund*                   4,468,943        4,468,943        4,468,943

Common Equities
- ---------------
Fleet Financial Group, Inc.*                4,172,829       89,744,173      135,095,354
                                                           -----------      -----------
Total Fleet Common Stock Fund                               94,213,116      139,564,297

Galaxy High-Quality Bond Fund
Galaxy Mutual Funds
- -------------------
Galaxy High Quality Bond Class J*           1,517,746       16,272,734       14,494,470

Galaxy Asset Allocation Fund
Galaxy Mutual Funds
- -------------------
Galaxy Asset Allocation Fund*               1,626,367       17,641,807       17,060,592

Galaxy Small Company Equity Fund
Galaxy Mutual Funds
- -------------------
Galaxy Small Company Equity Fund*             327,873        4,019,239        3,990,214

Galaxy International Equity Fund
Galaxy Mutual Funds
- -------------------
Galaxy International Equity Fund
Class G*                                      435,714        5,680,637        5,341,856

Galaxy Equity Value Fund
Galaxy Mutual Funds
- -------------------
Galaxy Equity Value Fund*                     186,162        2,392,970        2,209,743

Loan Fund
Participant notes receivable,
6.85%-12%                                  16,327,542       16,327,542       16,327,542
                                                          ------------     ------------
                                                          $440,331,778     $483,106,173
                                                          ============     ============


* Indicates party-in-interest to the Plan.

Fleet Financial Group, Inc. Savings Plan
Schedule of Reportable Transactions
Year ended December 31, 1994

Identity of Party                      Description                                      Purchase Price
- -------------------------------------------------------------------------------------------------------

Category (i)--Individual Transactions in Excess of 5% of Plan Assets
- --------------------------------------------------------------------

John Hancock GAC                    $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units

New York Life GAC                   $30,000,000 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,000,000 units                         $30,000,000

Galaxy Money Market*                $24,309,188 face amount, Galaxy Money Market Fund,
                                    24,309,188 units                                          24,309,188

Galaxy Money Market*                $25,279,619 face amount, Galaxy Money Market Fund,
                                    25,279,619 units

Galaxy Money Market*                $25,000,000 face amount, Galaxy Money Market Fund,
                                    25,000,000 units

Category (iii)--Series of Transactions in Excess of 5% of Current Value of Plan Assets
- --------------------------------------------------------------------------------------

Galaxy Money Market*                $165,520,762 face amount, Galaxy Money Market,
                                    165,520,762 units in 259 transactions                    165,520,762

Galaxy Money Market*                $162,634,872 face amount, Galaxy Money Market Fund,
                                    162,634,872 units in 231 transactions

U.S. Treasury Notes                 $41,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 43,300,000 units in 4 transactions              41,860,941

U.S. Treasury Notes                 $55,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 57,300,000 units in 3 transactions

John Hancock GAC #5464              $1,430,008 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 1,430,008 units in 9 transactions,                 1,430,008

John Hancock GAC #5464              $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units in 1 transaction

New York Life GAC                   $30,857,389 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,857,389 units in 6 transactions        30,857,389

Fleet Financial Group*              $30,271,700 face amount, Fleet Financial Group
                                     Common Stock, 880,077 shares in 26 transactions          30,271,700

Fleet Financial Group*              $15,279,628 face amount, Fleet Financial Group
                                    Common Stock, 413,972 shares in 109 transactions

Fleet Financial Group, Inc. Savings Plan
Schedule of Reportable Transactions
Year ended December 31, 1994
(continued)

Identity of Party                      Description                                       Selling Price
- --------------------------------------------------------------------------------------------------------

Category (i)--Individual Transactions in Excess of 5% of Plan Assets
- --------------------------------------------------------------------

John Hancock GAC                    $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units                                 $23,837,870

New York Life GAC                   $30,000,000 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,000,000 units

Galaxy Money Market*                $24,309,188 face amount, Galaxy Money Market Fund,
                                    24,309,188 units

Galaxy Money Market*                $25,279,619 face amount, Galaxy Money Market Fund,
                                    25,279,619 units                                          25,279,619

Galaxy Money Market*                $25,000,000 face amount, Galaxy Money Market Fund,
                                    25,000,000 units                                          25,000,000

Category (iii)--Series of Transactions in Excess of 5% of Current Value of Plan Assets
- --------------------------------------------------------------------------------------

Galaxy Money Market*                $165,520,762 face amount, Galaxy Money Market,
                                    165,520,762 units in 259 transactions

Galaxy Money Market*                $162,634,872 face amount, Galaxy Money Market Fund,
                                    162,634,872 units in 231 transactions                    162,634,872

U.S. Treasury Notes                 $41,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 43,300,000 units in 4 transactions

U.S. Treasury Notes                 $55,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 57,300,000 units in 3 transactions              53,121,391

John Hancock GAC #5464              $1,430,008 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 1,430,008 units in 9 transactions,

John Hancock GAC #5464              $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units in 1 transaction                 23,837,870

New York Life GAC                   $30,857,389 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,857,389 units in 6 transactions

Fleet Financial Group*              $30,271,700 face amount, Fleet Financial Group
                                     Common Stock, 880,077 shares in 26 transactions

Fleet Financial Group*              $15,279,628 face amount, Fleet Financial Group
                                    Common Stock, 413,972 shares in 109 transactions          15,279,628

Fleet Financial Group, Inc. Savings Plan
Schedule of Reportable Transactions
Year ended December 31, 1994
(continued)

Identity of Party                      Description                                      Cost of Assets
- --------------------------------------------------------------------------------------------------------

Category (i)--Individual Transactions in Excess of 5% of Plan Assets
- --------------------------------------------------------------------

John Hancock GAC                    $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units                                 $23,837,870

New York Life GAC                   $30,000,000 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,000,000 units                          30,000,000

Galaxy Money Market*                $24,309,188 face amount, Galaxy Money Market Fund,
                                    24,309,188 units                                          24,309,188

Galaxy Money Market*                $25,279,619 face amount, Galaxy Money Market Fund,
                                    25,279,619 units                                          25,279,619

Galaxy Money Market*                $25,000,000 face amount, Galaxy Money Market Fund,
                                    25,000,000 units                                          25,000,000

Category (iii)--Series of Transactions in Excess of 5% of Current Value of Plan Assets
- --------------------------------------------------------------------------------------

Galaxy Money Market*                $165,520,762 face amount, Galaxy Money Market,
                                    165,520,762 units in 259 transactions                    165,520,762

Galaxy Money Market*                $162,634,872 face amount, Galaxy Money Market Fund,
                                    162,634,872 units in 231 transactions                    162,634,872

U.S. Treasury Notes                 $41,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 43,300,000 units in 4 transactions              41,860,941

U.S. Treasury Notes                 $55,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 57,300,000 units in 3 transactions              55,860,941

John Hancock GAC #5464              $1,430,008 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 1,430,008 units in 9 transactions,                 1,430,008

John Hancock GAC #5464              $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units in 1 transaction                 23,837,870

New York Life GAC                   $30,857,389 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,857,389 units in 6 transactions        30,857,389

Fleet Financial Group*              $30,271,700 face amount, Fleet Financial Group
                                     Common Stock, 880,077 shares in 26 transactions          30,271,700

Fleet Financial Group*              $15,279,628 face amount, Fleet Financial Group
                                    Common Stock, 413,972 shares in 109 transactions           7,993,720

Fleet Financial Group, Inc. Savings Plan
Schedule of Reportable Transactions
Year ended December 31, 1994
(continued)

                                                                                        Carrying Value
                                                                                        of the Asset on
Identity of Party                   Description                                        Transaction Date
- --------------------------------------------------------------------------------------------------------

Category (i)--Individual Transactions in Excess of 5% of Plan Assets
- --------------------------------------------------------------------

John Hancock GAC                    $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units                                 $23,837,670

New York Life GAC                   $30,000,000 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,000,000 units                          30,000,000

Galaxy Money Market*                $24,309,188 face amount, Galaxy Money Market Fund,
                                    24,309,188 units                                          24,309,188

Galaxy Money Market*                $25,279,619 face amount, Galaxy Money Market Fund,
                                    25,279,619 units                                          25,279,619

Galaxy Money Market*                $25,000,000 face amount, Galaxy Money Market Fund,
                                    25,000,000 units                                          25,000,000

Category (iii)--Series of Transactions in Excess of 5% of Current Value of Plan Assets
- --------------------------------------------------------------------------------------

Galaxy Money Market*                $165,520,762 face amount, Galaxy Money Market,
                                    165,520,762 units in 259 transactions                    165,520,762

Galaxy Money Market*                $162,634,872 face amount, Galaxy Money Market Fund,
                                    162,634,872 units in 231 transactions                    162,634,872

U.S. Treasury Notes                 $41,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 43,300,000 units in 4 transactions              41,860,941

U.S. Treasury Notes                 $55,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 57,300,000 units in 3 transactions              53,121,391

John Hancock GAC #5464              $1,430,008 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 1,430,008 units in 9 transactions,                 1,430,008

John Hancock GAC #5464              $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units in 1 transaction                 23,837,870

New York Life GAC                   $30,857,389 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,857,389 units in 6 transactions        30,857,389

Fleet Financial Group*              $30,271,700 face amount, Fleet Financial Group
                                     Common Stock, 880,077 shares in 26 transactions          30,271,700

Fleet Financial Group*              $15,279,628 face amount, Fleet Financial Group
                                    Common Stock, 413,972 shares in 109 transactions          15,279,628

Fleet Financial Group, Inc. Savings Plan
Schedule of Reportable Transactions
Year ended December 31, 1994
(continued)

Identity of Party                      Description                                      Net Gain (Loss)
- -------------------------------------------------------------------------------------------------------

Category (i)--Individual Transactions in Excess of 5% of Plan Assets
- --------------------------------------------------------------------

John Hancock GAC                    $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units

New York Life GAC                   $30,000,000 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,000,000 units

Galaxy Money Market*                $24,309,188 face amount, Galaxy Money Market Fund,
                                    24,309,188 units

Galaxy Money Market*                $25,279,619 face amount, Galaxy Money Market Fund,
                                    25,279,619 units

Galaxy Money Market*                $25,000,000 face amount, Galaxy Money Market Fund,
                                    25,000,000 units

Category (iii)--Series of Transactions in Excess of 5% of Current Value of Plan Assets
- --------------------------------------------------------------------------------------

Galaxy Money Market*                $165,520,762 face amount, Galaxy Money Market,
                                    165,520,762 units in 259 transactions

Galaxy Money Market*                $162,634,872 face amount, Galaxy Money Market Fund,
                                    162,634,872 units in 231 transactions

U.S. Treasury Notes                 $41,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 43,300,000 units in 4 transactions

U.S. Treasury Notes                 $55,860,941 face amount, U.S. Treasury Notes, 5.125%,
                                    12/31/98, 57,300,000 units in 3 transactions            $(2,739,550)

John Hancock GAC #5464              $1,430,008 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 1,430,008 units in 9 transactions,

John Hancock GAC #5464              $23,837,870 face amount, John Hancock GAC, 8.70%,
                                    9/1/94, 23,837,870 units in 1 transaction

New York Life GAC                   $30,857,389 face amount, New York Life #GA-30007,
                                    7.43%, 9/30/99, 30,857,389 units in 6 transactions

Fleet Financial Group*              $30,271,700 face amount, Fleet Financial Group
                                     Common Stock, 880,077 shares in 26 transactions

Fleet Financial Group*              $15,279,628 face amount, Fleet Financial Group
                                    Common Stock, 413,972 shares in 109 transactions           7,285,908

There were no category (ii) or (iv) reportable transactions during the year.

* Indicates party-in-interest to the Plan.